Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, California 92612
(888) 250-2566

July 8, 2014

VIA EDGAR

Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Terra Tech Corp.
Registration Statement on Form S-3 (File No. 333-195347)

Dear Mr. Mancuso:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Terra Tech Corp., a Nevada corporation (“Registrant”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-3 (File No. 333-195347), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date hereof. The Registration Statement was initially filed with the Commission on April 17, 2014.

The Registrant is withdrawing the Registration Statement as it has decided not to pursue the same at this time.

No Securities have been issued in connection with the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

If you have any questions or require further information or documentation regarding the foregoing, please contact the Registrant’s counsel, Thomas E. Puzzo, at (206) 522-2256.

We understand that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Thomas E. Puzzo, Esq., counsel to the undersigned at (206) 522-2256.

Very truly yours,

TERRA TECH CORP.

By:	/s/ Derek Peterson
Name:	Derek Peterson
Title:	President

cc: Thomas E. Puzzo, Esq.